Exhibit 99.1

ZTO Prices Offering of US$1.5 Billion Convertible Senior Notes

SHANGHAI, February 4, 2026 /PRNewswire/ -- ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK: 2057), a leading and fast-growing express delivery company in China ("ZTO" or the "Company"), today announced the pricing of US$1.5 billion in aggregate principal amount of convertible senior notes due 2031 (the "Notes"). The Notes have been offered in offshore transactions outside the United States to non-U.S. persons that are “qualified institutional buyers” (as defined in Rule 144A under the United States Securities Act of 1933, as amended (the “Securities Act”)) in reliance on Regulation S under the Securities Act.

The Company plans to use the net proceeds from the Notes Offering for the following purposes: (i) up to US$1,000 million for refinancing to fund near-term on-market repurchases (from time to time) of Class A ordinary shares and/or American depositary shares (“ADSs”) of the Company pursuant to its share repurchase program(s), subject to prevailing market conditions, as well as applicable laws and regulations, (ii) approximately US$500 million to fund the Concurrent Share Repurchase (as defined below), the premium of the capped call transactions as described below and other general corporate purposes.

When issued, the Notes will be general senior unsecured obligations of ZTO. The Notes will bear interest at a rate of 0.925% per year, payable semiannually in arrears on March 1 and September 1 of each year, beginning on September 1, 2026. The Notes will mature on March 1, 2031, unless earlier redeemed, repurchased or converted in accordance with their terms prior to such date.

The initial conversion rate of the Notes is 32.3130 of the Company's Class A ordinary shares per US$1,000 principal amount of Notes (which is equivalent to an initial conversion price of approximately HK$241.79 per Class A ordinary share and represents a conversion premium of approximately 35.0% above the closing price of the Company's Class A ordinary shares on February 4, 2026, which was HK$179.10 per Class A ordinary shares). The conversion rate for the Notes is subject to adjustment upon the occurrence of certain events.

Holders may not convert the Notes at any time prior to the 40th day following the last date of the original issuance of the Notes (such date, the “Compliance Period End Date”). After the Compliance Period End Date, holders may convert their Notes at their option at any time prior to the close of business on the fifth scheduled trading day immediately preceding the maturity date. Upon conversion, the Company will pay or deliver, as the case may be, cash, Class A ordinary shares, or a combination of cash and Class A ordinary shares, at the Company’s election.

The Company may redeem for cash all but not part of the Notes (i) if less than 10% of the aggregate principal amount of Notes originally issued remains outstanding at such time (the "Cleanup Redemption") and (ii) in the event of certain tax law changes (the "Tax Redemption"). The Notes will not be redeemable before March 6, 2029, except in connection with a Tax Redemption or Cleanup Redemption. On or after March 6, 2029 and on or prior to the 44th scheduled trading day immediately prior to the maturity date, the Notes will be redeemable, in whole or in part, for cash at the Company’s option at any time, and from time to time, if the last reported sale price of the Class A ordinary shares has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date the Company provides notice of redemption (such redemption, an “Optional Redemption”). The redemption price in the case of a Tax Redemption, Cleanup Redemption or an Optional Redemption will equal 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the related redemption date.

Holders of the Notes have the option, subject to certain conditions, to require the Company to repurchase any Notes held in the event of a “fundamental change” (as will be defined in the indenture for the Notes). In addition, holders have the right to require the Company to repurchase for cash all or part of their Notes on March 1, 2029. The repurchase price, in each case, will be equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the applicable repurchase date.

In connection with the pricing of the Notes, the Company has entered into capped call transactions with one or more of the initial purchasers and/or their affiliates and/or other financial institutions (the "Option Counterparties"). The capped call transactions are generally expected to reduce potential dilution to the Class A ordinary shares of the Company upon conversion of the Notes, and/or offset any cash payments the Company is required to make in excess of the principal amount of converted Notes, with such reduction of potential dilution and/or offset of cash payments, as the case may be, subject to a cap that will initially be US$35.9906, which represents a premium of 57.0% over the last reported sale price of HK$179.10 per Class A ordinary share on February 4, 2026 (converted into U.S. dollars at the pre-determined exchange rate), and is subject to certain customary adjustments, and subject to the Company's ability to elect, subject to certain conditions, to settle the capped call transactions in cash, in whole or in part (in which case the Company would not receive any Class A ordinary shares from the Option Counterparties upon settlement of the capped call transactions). In connection with establishing their initial hedge positions with respect to the capped call transactions, the Option Counterparties or their respective affiliates expect to purchase their hedges in privately negotiated transactions and/or enter into various derivative transactions with respect to the Class A ordinary shares concurrently with, or shortly after, the pricing of the Notes. This activity could have the effect of increasing (or reducing the size of any decrease in) the market price of the Class A ordinary shares, ADSs, other securities of the Company or the Notes at that time.

In addition, the Option Counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivative transactions with respect to the Class A ordinary shares, ADSs, the Notes or other securities of the Company and/or purchasing or selling the Class A ordinary shares, ADSs, the Notes or other securities of the Company in secondary market transactions following the pricing of the Notes and prior to the maturity of the Notes (and are likely to do so following any conversion of the Notes or repurchase of the Notes by the Company on any fundamental change repurchase date, the repurchase date or otherwise, in each case, if the Company elects to unwind the relevant portion of the capped call transactions early). The effect, if any, of this activity, including the direction or magnitude, on the market price of the Class A ordinary shares or ADSs or the price of the Notes will depend on a variety of factors, including market conditions, and cannot be ascertained at this time. Any of this activity could cause or avoid an increase or a decrease in the market price of the Class A ordinary shares, ADSs, other securities of the Company or the price of the Notes, which could affect whether the holders convert their Notes and the value of the consideration that holders will receive upon conversion of their Notes. In addition, any of the Option Counterparties may choose to engage in, or to discontinue engaging in, any of these transactions and activities with or without notice at any time, and their decisions will be in their sole discretion and not within the Company’s control.

The Company expects to close the Notes Offering on or about February 9, 2026, subject to the satisfaction of customary closing conditions.

Concurrently with the pricing of the Notes, the Company agreed to repurchase 18,254,400 Class A ordinary shares from certain purchasers of the Notes in off-market privately negotiated transactions effected through one of the initial purchasers or its affiliates, as the Company's agent (such transactions, the "Concurrent Share Repurchase"). The Concurrent Share Repurchase is expected to facilitate the initial hedging by purchasers of the Notes who desire to hedge their investments in the Notes, as the Company intends to repurchase the available portion of the initial delta of the transaction, after taking into account the Option Counterparties’ initial hedges of the capped call transactions. This will allow such purchasers of the Notes to establish short positions that generally correspond to commercially reasonable initial hedges of their investments in the Notes. The Concurrent Share Repurchase will be made pursuant to the Company's existing share repurchase program that is effective through June 30, 2026. The purchase price in the Concurrent Share Repurchase is the closing price of the Class A ordinary share on the Hong Kong Stock Exchange on February 4, 2026, which is HK$179.10 per Class A ordinary share.

In addition to the Concurrent Share Repurchase, the Company may also repurchase additional Class A ordinary shares and/or ADSs on the open market after the closing of the Notes and from time to time. The Concurrent Share Repurchase and future repurchases pursuant to the Company’s share repurchase program(s) will be funded by the net proceeds of the Notes Offering, and, in the aggregate, are generally expected to offset potential dilution to the holders of the Company’s ordinary shares (including in the form of ADSs) upon conversion of the Notes.

The Notes and the Class A ordinary shares deliverable upon conversion of the Notes (if any) have not been and will not be registered under the Securities Act or any state securities laws. They may not be offered or sold in the United States or to, or for the account or benefits of, U.S. persons (as defined in Regulation S under the Securities Act) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and subject to the transfer restrictions set forth in the Notes. No public offering of the Notes and the Class A ordinary shares deliverable upon conversion of the Notes (if any) is being made into the United States.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the pending Notes Offering, and there can be no assurance that the Notes Offering will be completed.

About ZTO

ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK: 2057) ("ZTO" or the "Company") is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

Safe Harbor Statement

This press release contains statements that may constitute "forward-looking" statements pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. ZTO may also make forward-looking statements in the Company's periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology, such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "confidence," "estimates," "likely to" and similar statements. Forward-looking statements involve inherent risks and uncertainties. Among other things, the terms of the Notes, and whether the Company will complete the Notes Offering, are forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the development of the e-commerce industry in China, its significant reliance on the Alibaba ecosystem, risks associated with its network partners and their employees and personnel, intense competition which could adversely affect the Company's results of operations and market share, any service disruption of the Company's sorting hubs or the outlets operated by its network partners or its technology system. Further information regarding these and other risks is included in ZTO's annual report on Form 20-Fs and other filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is current as of the date hereof, and ZTO assumes no obligation to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

ZTO Express (Cayman) Inc.
Investor Relations
E-mail: ir@zto.com
Phone: +86 21 5980 4508

SOURCE ZTO Express (Cayman) Inc.

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